

August 12, 2014

<u>Via E-Mail</u>
Nelson José Jamel
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros
1017, 3rd floor
04530-001 São Paulo, SP, Brazil

      Re: Ambev S.A.
               Form 20-F for Year Ended December 31, 2013
               Filed March 25, 2014
               File No. 001-36165

Dear Mr. Jamel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker for

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Mining